SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

             International Colin Energy Corporation
  _____________________________________________________________
                        (Name of Issuer)

                  Common Stock, no par value
  _____________________________________________________________
                 (Title of Class of Securities)

                           45928D-100
                 _____________________________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
  _____________________________________________________________
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          May 13, 1996
  _____________________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ x ].


                       Page 1 of 15 Pages

CUSIP No. 45928D-100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Halcyon/Alan B. Slifka Management Company LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          646,500
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      646,500
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     646,500

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.02%

14
TYPE OF REPORTING PERSON:

     OO-IA

                          Page 2 of 15 Pages

CUSIP No. 45928D-100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Alan B. Slifka and Company, Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          646,500
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      646,500
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     646,500

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES: [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.02%

14
TYPE OF REPORTING PERSON:

     CO

                          Page 3 of 15 Pages

CUSIP No. 45928D-100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Alan B. Slifka
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          646,500
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      646,500
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     646,500

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.02%

14
TYPE OF REPORTING PERSON:

     IN

                          Page 4 of 15 Pages

          ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement")

relates to the common stock, no par value (the "Common Stock"),

of International Colin Energy Corporation, a Canadian corporation

(the "Issuer"), whose principal executive offices are located at

1210, 333 - 11th Avenue S.W., Calgary, Alberta, Canada, T2R1L9.

          ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Halcyon/Alan B. Slifka

Management Company LLC ("Halcyon"), Alan B. Slifka and Company,

Limited ("ABS & Co.") and Alan B. Slifka ("Slifka"), an

individual resident of the State of New York.  Halcyon, ABS & Co.

and Slifka are referred to herein as the "Reporting Persons."

          Halcyon is a limited liability company organized under

the laws of the State of Delaware.  The principal business

address of Halcyon is 477 Madison Avenue, 8th Floor, New York,

New York 10022.  The members of Halcyon are Alan B. Slifka and

Company, Limited, Alan B. Slifka, Herbert S. Adler, John M.

Bader, Randolph W. Slifka, and James W. Sykes (collectively, the

"Members").  ABS & Co. is a corporation organized under the laws of the State of New York and has its principal business address at 477 Madison Avenue, 8th Floor, New York, New York 10022.

Slifka is an individual resident of the State of New York with a mailing address of Alan B. Slifka, c/o Alan B. Slifka and

Company, Limited, 477 Madison Avenue, New York, New York 10022.

          The executive officers and directors of ABS & Co. are

Alan B. Slifka (President and sole director), James Sykes (Vice

President) and James Pasquarelli (Treasurer and Secretary) (the

"Instruction C Persons").

          During the last five years, neither the Reporting

Persons, any Member, nor any Instruction C Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

                       Page 5 of 15 Pages
violations of, or prohibiting or mandating activities subject to,

federal or state securities laws, or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

          The total consideration for the acquisition of the

shares of Common Stock is $3,421,270.04.  The funds to acquire the shares of Common Stock acquired by Halcyon on behalf of its clients, including certain of the limited partnerships in which

Halcyon is the general partner, came from the working capital of such clients.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

          On behalf of certain clients to whom Halcyon provides

investment advice and management services, including clients who are limited partnerships in which Halcyon is the general partner,

Halcyon has acquired the Common Stock covered by this Statement for investment purposes.  Halcyon intends to evaluate the

performance of such Common Stock as an investment in the ordinary course of its business.  Halcyon may seek to acquire additional

Common Stock or to dispose of some or all of the Common Stock which it beneficially owns.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, any

further actions taken by unrelated third parties who have

indicated they are seeking control of the Issuer, the financial condition, results of operations and prospects of the Issuer,

alternate investment opportunities, and general economic,

financial market and industry conditions.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  As of June 5,1996, certain clients of Halcyon,

including certain limited partnerships in which Halcyon is the general partner, beneficially owned 646,500 shares of Common

Stock representing 5.02% of the outstanding shares of Common

Stock.  This percentage is based upon 12,868,021 shares of the

Common Stock outstanding as of November 19, 1995, as reported in the Issuer's most recently filed Form 10-Q.  Because Halcyon has full investment discretion over, including the power to

                       Page 6 of 15 Pages
dispose of, the Common Stock, as of June 5, 1996, Halcyon may be

deemed to have beneficially owned 646,500 shares of Common Stock.

Further, as managing member of Halcyon, ABS & Co. also may be deemed to have beneficially owned 646,500 shares of Common Stock as of  June 5, 1996.  As the sole shareholder of ABS & Co.,

Slifka also may be deemed to have beneficially owned 646,500 shares of Common Stock as of June 5, 1996.

          (b)  ABS & Co., as managing member of Halcyon, has sole

power to dispose or direct the disposition of the Common Stock beneficially owned by Halcyon.

          (c)  During the past sixty days, on behalf of certain

of its clients, including certain limited partnerships in which

Halcyon is the general partner, Halcyon has purchased the

following shares of Common Stock, at the following prices, in the following markets:



          Trade Date    Number of Shares  Price per Share($)  Market
          ----------    ----------------  ------------------  ------
          5/3/96           42,700              5.1848        Toronto
          5/3/96           39,700              5.1848        Toronto
          5/3/96            6,200              5.1848        Toronto
          5/3/96           32,400              5.1848        Toronto
          5/6/96           72,000              5.4185        Toronto
          5/6/96           54,000              5.4185        Toronto
          5/6/96           10,000              5.4185        Toronto
          5/6/96           10,000              5.4185        Toronto
          5/6/96           54,000              5.4185        Toronto
          5/7/96            3,500              5.4907        Toronto
          5/7/96            3,300              5.4907        Toronto
          5/7/96              500              5.4907        Toronto
          5/7/96            2,700              5.4907        Toronto
          5/8/96           10,000              5.3449        Toronto
          5/8/96           11,300              5.3456        Toronto
          5/8/96            2,500              5.3456        Toronto
          5/8/96           11,200              5.3456        Toronto
          5/8/96            4,700              5.3443        Toronto
          5/8/96            2,300              5.3443        Toronto
          5/8/96           26,000              5.3563        Toronto
          5/8/96           24,100              5.3563        Toronto

                              Page 7 of 15 Pages

          5/8/96            4,400              5.3563        Toronto
          5/8/96           19,900              5.3563        Toronto
          5/9/96            5,100              5.3421        Toronto
          5/9/96            2,900              5.3409        Toronto
          5/9/96            6,500              5.3409        Toronto
          5/9/96            1,200              5.3409        Toronto
          5/9/96            4,400              5.3409        Toronto
          5/10/96          11,000              5.2711        Toronto
          5/10/96          10,500              5.2711        Toronto
          5/10/96           1,600              5.2711        Toronto
          5/10/96           8,900              5.2711        Toronto
          5/10/96          35,000              5-1/4         NYSE
          5/10/96          33,000              5-1/4         NYSE
          5/10/96           5,000              5-1/4         NYSE
          5/10/96          27,000              5-1/4         NYSE
          5/13/96          30,000              5.3132        Toronto
          5/13/96          25,300              5.3132        Toronto
          5/13/96           4,400              5.3132        Toronto
          5/13/96           1,600              5.3132        Toronto
          5/13/96          23,200              5.3132        Toronto
          5/13/96           2,100              5.2958        Toronto
          5/13/96           1,800              5.2958        Toronto
          5/13/96             300              5.2958        Toronto
          5/13/96             100              5.2958        Toronto
          5/13/96           1,700              5.2958        Toronto

          During the past sixty days, on behalf of certain of its

clients, including certain limited partnerships in which Halcyon is the general partner, Halcyon has sold the following shares of

Common Stock, at the following prices, in each case in the

Toronto Stock Exchange:

          Trade Date          Number of Shares    Price per Share($)
          __________          ________________    __________________

          5/14/96                 9,200               5.1859
          5/14/96                 7,800               5.1859
          5/14/96                 1,300               5.1859
          5/14/96                   500               5.1859
          5/14/96                 7,200               5.1859
          5/14/96                 6,200               5-1/4
          5/14/96                 5,200               5-1/4
          5/14/96                   900               5-1/4

                       Page 8 of 15 Pages

          5/14/96                   300               5-1/4
          5/24/96                 4,900               5-1/4

          Except as described above, no Reporting Person has

effected any transactions in the Common Stock during the past sixty days.

          (d)  Certain clients of Halcyon, including certain

limited partnerships in which Halcyon is the general partner,

have the right to receive dividends from the Common Stock.

          (e)  Not Applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No Reporting Person is a party to any contract,

arrangement, understanding or relationship with respect to any securities of the Issuer.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Joint Filing Agreement, dated June 5, 1996,

between Halcyon/Alan B. Slifka Management Company LLC, Alan B.

Slifka and Company, Limited, and Alan B. Slifka.

          (2)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Halcyon/Alan B. Slifka Management Company

LLC.

          (3)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka and Company, Limited.

          (4)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka.





                       Page 9 of 15 Pages

                           SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC


                              By:    /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    June 5, 1996




                              ALAN B. SLIFKA AND COMPANY,
                              LIMITED


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    June 5, 1996



                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    June 5, 1996

                       Page 10 of 15 Pages

                        INDEX TO EXHIBITS

 Exhibit                    Exhibit                      Page
   No.

   (1)    Joint Filing Agreement dated February 1,
          1996 between Halcyon/Alan B. Slifka
          Management Company LLC, Alan B. Slifka and      12
          Company, Limited, and Alan B. Slifka.

   (2)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Halcyon/Alan       13
          B. Slifka Management Company LLC.

   (3)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Alan B. Slifka     14
          and Company, Limited.

   (4)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Alan B.            15
          Slifka.






















                       Page 11 of 15 Pages